Resolution of Board of Directors
On December 17, 2010, the Board of Directors of POSCO resolved the following:

Agenda 1: Contribution Plan for POSCO In-house Welfare Fund

POSCO plans to contribute to POSCO in-house welfare fund.

1. Recipient: POSCO In-house Welfare Fund
2. Contribution amount (KRW): 62,100,000,000
3. Others

• Contribution amount (KRW 62,100,000,000) will be donated in 2011.

Agenda 2: Shares Purchase of Dongbu Metal Co., Ltd.

POSCO is planning to acquire 3,000,000 shares of Dongbu Metal Co., Ltd. (10% stake in the Dongbu Metal Co.,Ltd.’s outstanding shares) worth KRW 98,100,000,000. POSCO will purchase 3,000,000 shares on December 30.